June 4, 2010

Mark L. Abbate
Chief Financial Officer
Meridian Interstate Bancorp, Inc.
10 Meridian Street
East Boston, Massachusetts 02128

Re: Meridian Interstate Bancorp, Inc.
Form 10-K for December 31, 2009
File Number 1-33898

Dear Mr. Abbate:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009
Management's Discussion and Analysis of Financial Condition and Results of Operations
Balance Sheet Analysis

Loans, page 42

1.   Please revise your future filings to disclose the following information related to your troubled debt restructurings:

- TDRs quantified by loan type classified separately as accrual/non-accrual;
- Policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status; and

- Quantification of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discussion of your success with the different types of concessions.

2. Please tell us and revise your future filings to disclose whether you have performed any CRE workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of CRE workouts, please provide us with and revise your future filings to disclose the following:

- Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented;
- Discuss the benefits of this workout strategy, including the impact on interest income and credit classification;
- Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;
- Clarify whether the B note is immediately charged-off upon restructuring. If not, clarify whether you combine the restructured notes in your evaluation of whether the notes should be returned to accrual status;
- Confirm that the A note is classified as a TDR and explain your policy for removing such loans from TDR classification; and
- Clarify your policy for returning the A note to accrual status, including how you consider the borrower's payment performance prior to the restructuring.

Analysis and Determination of the Allowance for Loan Losses, pages 45-47

3. We note that the amount of impaired loans without an allowance increased 158% from $10,538 at December 31, 2008 to $27,171 at December 31, 2009 The general allowance related to these loans increased only 35% from $6,494 at December 31, 2008 to $8,770 at December 31, 2009. Please tell us and revise future filings to discuss the reasons why your general allowance as a percentage of the total allowance has only increased 1% and specifically why your general allowance related to these loans has not proportionally followed the levels of your impaired loans without an allowance. If you have a significant amount of loans measured for impairment based on the collateral value, please disclose the following:

- How and when updated third party appraisals are obtained and how this impacts the amount and timing of recording the loan loss provision and charge-offs;

- Whether you make any adjustments to the appraisals and why;
- Type of appraisals, such as "retail value" or "as is value";
- How partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, disclose whether the loans are returned to performing status or whether they remain as nonperforming;
- Typical timing surrounding the recognition of a loan as nonaccrual and recording of any provision or charge-off;
- Procedures performed between receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value are measured appropriately;
- How you determine the amount to charge-off; and
- In the event external appraisals are not used to determine the fair value of the underlying collateral or where the appraisal has not been updated, discuss your processes and procedures for estimating the value of the collateral for those loans.

Provide us with your proposed disclosures and please update your discussion to include interim periods, as applicable and material

Guide III

4.   In future filings, please disclose the amount of problem loans pursuant to Item III.C.2 of Guide III.

Schedule 14A

Compensation for the named Executive Officers in 2009, page 20

5.   In future filings please revise to disclose the methodology used by the committee to determine the specific base salary, bonus amounts and compensation under the long term incentive program. We note that you previously reference a number of factors used. Please explain in more specific terms how these resulted in the disclosed compensation. Include the role of the employment agreements referenced on page 22. Please refer to Item 402(b)(1)(v) of Regulation S-K.

6.   It appears that you may be using targets to award compensation. In future filings
please provide the actual targets, even where no compensation was awarded.   If you
determine that a performance target is confidential due to the potential for
competitive harm to your company, as contemplated by Instruction 4 to Item 402(b)
of regulation S-K, provide us with your confidentiality analysis supplementally and
include in your filings disclosure analyzing the level of difficulty necessary to reach
the targets contemplated by the Instruction. For more information on the
confidentiality of targets, please look to the report of the Commission Staff regarding
executive compensation disclosure, released October 9, 2007.

7.   You reference peer group information used by the committee. In future filings,
please describe how the committee used comparative compensation information in
determining compensation or compensation ranges. Disclose whether the
compensation committee deviated from peer group benchmarks in setting
compensation, and if so, state the reasons for such deviation. Refer to Item
402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure
Interpretation 118.05

* * * * *

Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Your response letter should key your responses to our
comments, indicate your intent to include the requested revision in future filings, provide a
draft of your proposed disclosure and provide any requested information. We may have
additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Christina Harley at 202-551-3695, or to David Irving, Senior Staff Accountant, at 202-551-3321. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3464.

Sincerely,

Kathryn McHale
Senior Attorney

By FAX: Mark L. Abbate
          FAX number 978-977-2877